STATE STREET BANK AND TRUST COMPANY

                     Fee Schedule and Summary Description of
               Services as Transfer and Dividend Disbursing Agent

                      SCUDDER VARIABLE LIFE INVESTMENT FUND

I.    Annual Maintenance Charge -

      Fee is based on the maintenance of Transfer Agency records to reflect all transaction activity for the shareholders of the fund. Maintain an individual shareholder account record and provide daily confirmation of each entry; Calculate and disburse dividends as declared by the fund; Provide Form 1099 reporting at end of year. No certificates will be issued.

            The fee under this section is $250 per month per portfolio with a single shareholder and $50 per month per portfolio for each additional shareholder.

II.   Out-of-Pocket Expenses

      All out of pocket expenses will be charged to the fund monthly including forms, postage, telephone, wires, etc.

III.  Term of Contract

      Rates will remain at the agreed upon level for a two year period except that rates may be modified by mutual agreement at any time if the level of service is changed materially from that described in Section I of this agreement.

      Fees for additional services not covered in this fee schedule will be mutually agreed upon between the Fund and State Street Bank based upon the additional cost incurred in performing those services.

SCUDDER VARIABLE LIFE INVESTMENT              STATE STREET BANK AND TRUST
FUND                                          COMPANY


By:                                           By: /s/ [Illegible]
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Title:                                        Title:     VICE PRESIDENT
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Date:                                         Date:      JUN 28 1985
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